Golden River Resources Corporation
                                                          A Delaware Corporation
                                                          ----------------------
                                           Level 8, 580 St Kilda Road, Melbourne
                                                        Victoria 3004, Australia

                                              PO Box 6315, St Kilda Road Central
                                             Melbourne, Victoria 8008, Australia

                                                      Telephone: +61 3 8532 2860
                                                      Facsimile: +61 3 8532 2805
                                        Email: investor@goldenriverresources.com

March 03, 2008


VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Jill Davis, Esq.
         Mail Stop 7010

         Re:      Golden River Resources Corporation
                  Form 10-KSB for the Fiscal Year Ended June 30, 2006
                  Filed September 28, 2006
                  Form 10-KSB for the Fiscal Year Ended June 30, 2007 Filed September 27, 2007 Response letter dated September 17, 2007 File No. 000-16097

Ladies and Gentlemen:

On behalf of Golden River Resources Corporation, a Delaware corporation ("GRR" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated October 4, 2007 with respect to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 (the "Form 10-KSB") and its Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2006 (the "Form 10-QSB"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

Form 10-KSB for the Fiscal Year Ended June 30, 2007
---------------------------------------------------

Notes to Consolidated Financial Statements, page F-8
----------------------------------------------------

Note 3 Accounting Policies, page F-9
------------------------------------

(h) Loss per Share, page F-10
-----------------------------

1. You explain that because of a restriction within the subscription agreement that does not allow you to process a warrant exercise if the holder would hold more than 9.99% of the shares of your common stock, you only included 1,109,000 shares issuable under the special warrant within the determination of basic earnings per share. However, we note from your disclosure on page 40, within footnote 9 to the table, that if the holder of the special warrant provides you with 61 days notice that they would like to waive this limitation with regard to any or all shares of common stock issuable upon exercise of the special warrant, this limitation will not be enforceable. Please explain why you believe this restriction is substantive to preclude you from including all 10,000,000 shares of the special warrant within the determination of basic earnings per share. As part of your response, please explain why the holder of the special warrant may choose to limit their investment in your company to 9.99%.

         Following a further review of the subscription agreement and advice from our attorneys, the Company now agrees that given 61 days notice to the Company, that the holder could exercise all 10,000,000 special warrants. Accordingly, the Company agrees that the 10,000,000 special warrants should be included for the purpose of calculating basic earnings per share.

         The Company also advises that it is not aware why the holder of the special warrants may choose to limit their investment to 9.99%. However, the Company understands that is not unusual for investors to request such blocking provisions in order to fall below the 10% stockholder threshold of Section 16 of the Securities Exchange Act of 1934.

         The Company also notes that the inclusion of the 10,000,000 special warrants in the loss per share calculation does not have a material effect on the originally reported loss per share as detailed below:

         -------------------------------------------- ----------------------------- -----------------------------
                                                         Loss per share for the        Loss per share for the
                                                       Fiscal year ended June 30,    Fiscal year ended June 30,
                                                                  2006                          2007
         -------------------------------------------- ----------------------------- -----------------------------
         As originally reported                                  ($.07)                        ($.06)

         -------------------------------------------- ----------------------------- -----------------------------
         If adjusted for 10m additional shares                   ($.07)                        ($.05)

         -------------------------------------------- ----------------------------- -----------------------------

         The Company further advises that it has included the 10,000,000 special warrants in the loss per share calculations beginning with the Form 10-QSB for the Quarterly Period Ended December 31, 2007.


Note 8 Stockholders Equity, page F-13
-------------------------------------

2. Your response to comment three from our letter dated May 10, 2007 explains that you did not record a gain or loss on settlement of the loans with Wilzed Pty Ltd as you believed the "fair value of the shares and warrants issued to Wilzed equaled the fair value of the debt converted." It appears that the value of your shares issued equals the value of the debt settled. If true, it would further appear that you ascribed no value to the 20,000,000 warrants issued. Please clarify the amount of value you ascribed to the warrants issued in this transaction, if any, and tell us why you believe your conclusion is appropriate.

         As the Company has previously advised, the Company was of the view that the fair value of the shares and warrants issued to Wilzed equaled the fair value of the debt converted. The Company also notes your comment that it appears that the value of the shares issued equals the value of the debt settled and that it appears no value has attributed to the warrants issued.

         The Company understands the SEC's position that a value could have been attributed to the warrants by undertaking a Black Scholes valuation of the warrants.

         The SEC will be aware from earlier responses that the issue of the warrants to Wilzed occurred in May 2006. In June 2006, warrants were issued to RAB Capital on the same terms as the warrants issued to Wilzed. At the time, the Company obtained an external valuation of the RAB Capital warrants and that valuation equated to US$0.0719 per warrant.

         Applying the same value to the Wilzed warrants, the value of the Wilzed warrants would be US$1,438,000 (A$1,883,185) and would represent a book loss on settlement of the debt.

         The Company was, at this time, a start up exploration stage company and as such management does not believe that this non cash financing expense, if required to be recorded as such, would have a material effect on an investor's view of our financial position or future prospects. It is the Company's view that as an exploration company, a shareholder (either existing or future), is concerned about the cash position of the Company, its liabilities and its exploration potential. The transaction in question significantly reduced the liabilities of the Company by transferring debt to equity.

Note 9 Issue of Options Under Stock Option Plan, page F-14
----------------------------------------------------------

3. Your response to comment three from our letter dated June 26, 2007 explains that you used the information for the three months prior to November 2004, as this was your first field season. It is not clear from your response why you did not begin using market price information beginning in July 2002, as that point in time appears to represent the inception of your mineral exploration activity. Please tell us why you believe it is not appropriate for you to consider such market price information within your determination of volatility.

         Whilst it is correct that the Company commenced exploration activities in July 2002 when the Company first made application for landholdings to undertake exploration, minimal exploration work was undertaken until the appointment of a Vice President Exploration in April 2004. At that time, planning of a field exploration program commenced and the field program was carried out June to August 2004.

         The Company believed the period after the full exploration season was more representative of the true market price for determining volatility than the period from June 2002 to mid 2004 when the Company had not commenced field exploration activities.

4. We note your materiality conclusions regarding the use of alternative volatility rates in your response to our prior comment number three. Please provide us with your materiality analysis prepared using the guidance of SAB Topic 1:M and SAB Topic 1:N.

         As the Company has previously advised, the Company conducted volatility rate research on similar companies with the same SIC code (see attachment A). The Company still maintains its position that a 20% volatility rate was justifiable at the date of issue, however if we did apply a 90% volatility rate, in accordance with an independent valuation in November 2006, a material misstatement would not result. A comparison of the two volatility rates, using a March 31, 2007 exchange rate, is summarized as follows:

                                                % of Total
                             Charge to Income   Accumulated    % of Exploration
           Volatility Rate     Statement $US       Deficit       Stage Deficit

                 20%         $        438,200      1.60%                   7.25%

                 90%         $        721,335      2.64%                  11.95%
          ----------------------------------------------------------------------

               Variance      $        283,125      1.03%                   4.69%

         The Company was, at this time, a start up exploration stage company and as such management is of the view that measurement against Accumulated Deficit in determining materiality is an appropriate analysis. It is the Company's view that as an exploration company, a shareholder (either existing or future), is concerned about the cash position of the Company, its liabilities and its exploration potential.

         The Company's materiality analysis of volatility rates incorporated the use of a `rule of thumb' threshold as an initial step in its assessment. Further analysis using the guidance of SAB Topic 1:M and SAB Topic 1:N can be summarized as follows:

         The Company is of the view that a reasonable person would have an unchanged view of the financial reports after the inclusion of the additional expense referred to in our response to prior comment number three from your letter dated June 26, 2007.

         The Company has also considered other relevant circumstances and is of the view that the misstatement:-

                  - does not mask a change in earnings or other trends;
                  - does not hide a failure to meet analysts' expectations;
                  - does change a loss into income;
                  - does not  affect  compliance  with loan  covenants  or other contractual requirements;
                  - does  not  have  the  effect  of   increasing   managements
                    compensation; and
                  - does not involve concealment of an unlawful transaction.

5. We note your response to comment five from our letter dated June 26, 2007 and are unable to agree with your conclusions regarding the use of a share price in your private placements as the best indicator of the value of your common shares. Please modify your fair value determinations accordingly. In addition, please provide us with your materiality analysis prepared in accordance with SAB Topic 1:M and SAB Topic 1:N to support your materiality conclusions expressed in your response. Please contact us if you wish to discuss.

         As requested, the Company has recalculated the fair value of the options by using the market price of the underlying shares at the date of issue of the options in the binomial valuation. The amount to be amortized over the vesting periods would increase to US$1,060,200 (A$1,406,287). A comparison of the two fair value determinations, using a March 31, 2007 exchange rate, is summarized as follows:

              Grant Date     Amortization     % of Total      % Exploration
              Share Price    over vesting     Accumulated         Stage
                              Period $US        Deficit          Deficit

              $US0.166          $   525,450           1.92%             8.70%

              $US0.300          $ 1,060,200           3.87%            17.56%
          -------------------------------------------------------------------

              Variance          $   534,750           1.95%             8.85%


         Although this potential adjustment would increase the loss by $US534,750, we do not feel that such an adjustment would have a material effect on the Company's financial statements in the view of an investor, as we are an exploration stage company with little assets and no revenues. It is the Company's view that as an exploration company, a shareholder (either existing or future), is concerned about the cash position of the Company, its liabilities and its exploration potential.

         The Company's materiality analysis of the two fair value determinations incorporated the use of a `rule of thumb' threshold as an initial step in its assessment. Further analysis using the guidance of SAB Topic 1:M and SAB Topic 1:N can be summarized as follows:

         The Company is of the view that a reasonable person would have an unchanged view of the financial reports after the inclusion of the expense referred to in our response to prior comment number five from your letter dated June 26, 2007.

         The Company has also considered other relevant circumstances and is of the view that the misstatement:-

                  - does not mask a change in earnings or other trends;
                  - does not hide a failure to meet analysts' expectations;
                  - does change a loss into income;
                  - does not  affect  compliance  with loan  covenants  or other contractual requirements;
                  - does  not  have  the  effect  of   increasing   managements
                    compensation; and
                  - does not involve concealment of an unlawful transaction.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
------------------------------------------------------------------------

6. In a March, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under the Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note you have replaced the word "report" with "annual report" in paragraphs 2, 3 and 4 of the certifications in your Form 10-KSB. Please revise your certifications to be in the exact form set forth in Item 601 of Regulation S-B.

         The Company will amend the certifications in future filings as requested.


Although the Company accepts and appreciates the SEC comments on the accounting issues as described above, management respectfully requests that the Company take on these accounting issues on a prospective basis. The Company believes that the restatements of previously issued interim and year-end financial statements would not have a meaningful effect to the Company's investors and shareholders. Accordingly, we request the Staff allow the Company to account for similar future transactions in a manner consistent with the SEC's positions in this comment letter and that the Company not be required to file amendments for all previously filed Form 10-QSB's and Form 10-KSB's.



On behalf of the Company we hereby acknowledge the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 011-61-3-8532-2866.

Yours faithfully

/s/ Peter Lee
-------------
PETER LEE
Director, CFO & Secretary

GOLDEN RIVER RESOURCES CORPORATION                                  Attachment A
Options Volatility Comparison                                       ------------
-----------------------------

---------------------------------------------------------------------------------------------
          Company Name            Exchange    Code     Year       Volatility        Source
---------------------------------------------------------------------------------------------
Atlas Minerals, Inc                 TSXV      AMR      2003          297%           10-KSB
---------------------------------------------------------------------------------------------
American Eagle Resources, Inc       OTCBB     AEIR     N/A            N/A            N/A
---------------------------------------------------------------------------------------------
Ariel Resources Corp                OTCBB    ARLRF     N/A            N/A            N/A
---------------------------------------------------------------------------------------------
Golden Star Resources Ltd           AMEX      GSS      2004     50.67% - 63.83%     10-KSB

Golden Star Resources Ltd           AMEX      GSS      2005     27.30% - 34.90%     10-KSB

Golden Star Resources Ltd           AMEX      GSS      2006           36%           10-KSB
---------------------------------------------------------------------------------------------
New Jersey Mining Corp              OTCBB     NJMC     N/A            N/A            N/A
---------------------------------------------------------------------------------------------
Patriot Gold Corp                   OTCBB     GSS      2005         80.43%          10-KSB
---------------------------------------------------------------------------------------------

Company: Atlas Minerals, Inc

Source: Extract from 2003 10-KSB


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each option grant in 2002 is calculated assuming an expected life of three years, volatility of 297%, an interest rate of 2.85% and a dividend yield of zero.

The fair value of each option grant in 2003 is calculated assuming an expected life of three years, volatility of 254%, an interest rate of 2.11% and a dividend yield of zero.

Recently Issued Accounting Pronouncements - In June 2002, FASB issued SFAS No. 146,Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement supersedes Emerging Issues Task Force Issue No. 94-3,Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The Company does not expect that the adoption of SFAS No. 146 will have a significant immediate impact on the financial condition or results of operations of the Company.

In November 2002, the FASB issued SFAS Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company is currently evaluating the recognition provisions of FIN 45, but does not expect that the adoption of FIN 45 will have a significant immediate impact on the financial condition or results of operations of the Company, as the Company has made no guarantees.

In January 2003, FASB issued SFAS Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity ("VIE") to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to VIE's created after January 31, 2003, and apply in the first fiscal period beginning after June 15, 2003, for VIE's created prior to February 1, 2003. As the Company does not currently have an interest in a VIE, management does not expect that the adoption of FIN 46 will have a significant immediate impact on the financial condition or results of operations of the Company.

In May 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes new standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are generally effective for all financial instruments entered into or modified after May 31, 2003, except for those provisions relating to mandatorily redeemable non-controlling interests, which have been deferred. The adoption of SFAS No. 150 did not have a material impact on the financial position or results operation of the Company. If the deferred provisions of SFAS No. 150 are finalized in their current form, management does not expect adoption to have a material effect on the financial position or results of operation of the Company.

8. STOCK OPTION PLAN

On September 7, 2001, the Board of Directors of the Company authorized the approval of a stock option plan (the "Plan") which was subsequently approved by the shareholders at the 2002 annual meeting. The Plan allows the Board of Directors, or a committee thereof at the Board's discretion, to grant stock options to officers, directors, key employees, and consultants of the Company and its affiliates. An aggregate of 900,000 shares of common stock has been reserved for issuance upon exercise of the options granted under the Plan. Pursuant to the Plan, the exercise price shall in no event be less than the fair market value of the shares of common stock at the date of grant.

During the year ended December 31, 2001, stock options for 600,000 shares were granted to employees and directors under the Plan. Of these options, 500,000 were granted on September 7, 2001 at an exercise price of $0.12, being the quoted market price of the Company's shares at the date of grant, are fully vested and expire on September 6, 2011. The remaining 100,000 were granted on November 1, 2001, at an exercise price of $0.09, being the quoted market price of the Company's shares at the date of grant, are fully vested and expire on October 31, 2011. During 2003, 100,000 options priced at $0.12 and 100,000 options priced at $0.09 were exercised and 100,000 options priced at $0.12 were forfeited.

During the year ended December 31, 2002, stock options for 125,000 shares were granted to employees under the Plan. The options were granted on August 9, 2002, at an exercise price of $0.21, being the quoted market price of the Company's shares at the date of grant, are fully vested and expire on August 9, 2007. No options were exercised during 2002. During 2003, all 125,000 options issued on August 9, 2002 were forfeited.

During the year ended December 31, 2003, stock options for 50,000 shares were granted to an employee under the Plan. The options were granted on March 26, 2003, at an exercise price of $0.22, being the quoted market price of the Company's shares on the date of grant, are fully vested and expire on August 9, 2007. The options were forfeited during 2003.

A summary of the status of the Company's stock options as of December 31, 2003 and 2002, and changes during the years then ended, is presented below:

                                         2003                    2002
                               ------------------------ -----------------------
                                            Weighted-                Weighted-
                                             average                  average
                                             exercise                exercise
                                 Shares       price       Shares       price
                               ----------- ------------ ----------- -----------
Outstanding, beginning
 of year                           725,000  $      0.13     600,000  $     0.12
Granted                             50,000  $      0.22     125,000  $     0.21
Exercised                          200,000  $      0.11          --
Forfeited                          275,000  $      0.18          --
                               ----------- ------------ ----------- -----------
Outstanding, end of the year       300,000  $      0.12     725,000  $     0.13
                               ----------- ------------ ----------- -----------
                               ----------- ------------ ----------- -----------
Options exercisable at year end    300,000  $      0.12     725,000  $     0.13
                               ----------- ------------ ----------- -----------
                               ----------- ------------ ----------- -----------

Company: Patriot Gold Corp

Source: Extract from 2006 10-KSB


NOTE 5 - STOCK OPTIONS

         Pursuant to the 2005 and 2003 Stock Option Plans, grants of shares can be made to employees, officers, directors, consultants and independent contractors of non-qualified stock options as well as for the grant of stock options to employees that qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986 ("Code") or as non-qualified stock options. The Plan is administered by the Option Committee of the Board of Directors (the "Committee"), which has, subject to specified limitations, the full authority to grant options and establish the terms and conditions for vesting and exercise thereof. Currently the entire Board functions as the Committee.

         In order to exercise an option granted under the Plan, the optionee must pay the full exercise price of the shares being purchased. Payment may be made either: (i) in cash; or (ii) at the discretion of the Committee, by delivering shares of common stock already owned by the optionee that have a fair market value equal to the applicable exercise price; or (iii) with the approval of the Committee, with monies borrowed from us.

         Subject to the foregoing, the Committee has broad discretion to describe the terms and conditions applicable to options granted under the Plan. The Committee may at any time discontinue granting options under the Plan or otherwise suspend, amend or terminate the Plan and may, with the consent of an optionee, make such modification of the terms and conditions of such optionee's option as the Committee shall deem advisable.

         On May 26, 2003, the Board of Directors approved a stock option plan whereby 2,546,000 common shares have been set aside for employees and consultants to be distributed at the discretion of the Board of Directors. On September 22, 2003, the Board of Directors amended the stock option plan to allow 3,000,000 additional options. As of May 31, 2006, 5,290,000 stock options were granted to various directors and consultants for an exercise price ranging from $.05 to $1.50 per share. In most cases the fair value of the stock issued was higher then the exercise price. Compensation expense of $4,892,401 has been recorded in connection with the granting of the stock options as of May 31, 2004. No options have been granted under the 2003 Plan subsequent to May 31, 2004.

         On November 18, 2005, the Board of Directors approved the 2005 stock option plan whereby 2,000,000 common shares have been set aside under the plan. For the year ended May 31, 2006, 1,000,000 were granted to various directors and consultants for an exercise price of $0.25 per share. The Black-Scholes option pricing model was used to calculate to estimate the fair value of the options granted. The following assumptions were made:


    Risk Free Rate                                                  4.24%
    Expected Life of Option                                         10 years
    Expected Volatility of Stock (Based on Historical Volatility)   80.43%
    Expected Dividend yield of Stock                                0.00

--------------------------------------------------------------------------------

                               PATRIOT GOLD CORP.
                         (An Exploration State Company)
                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


NOTE 5 - STOCK OPTIONS (continued)

The following table sets forth the options outstanding under the 2003 Plan as of May 31, 2006:

                                                                                    Weighted Average
                                    Available for Grant     Options Outstanding      Exercise Price
Balance, May 31, 2005 and 2004             256,000                635,000                $ 0.16
Options granted                                  -                      -                     -
Options forfeited                          200,000               (200,000)               $ 0.05
Options exercised                                -                      -                     -
Balance, May 31, 2006                      456,000                435,000                $ 0.24


The following table sets forth the options outstanding under the 2005 Plan as of May 31, 2006:

                                                                                  Weighted Average
                                  Available for Grant    Options Outstanding       Exercise Price
Balance, May 31, 2005                              -                      -                   -
Approval of Plan                           2,000,000                      -                   -
Options granted                           (1,000,000)             1,000,000   $            0.25
Options forfeited                                  -                      -                   -
Options exercised                                  -                      -                   -
Balance, May 31, 2006                      1,000,000              1,000,000   $            0.25
                                           ---------              ---------   -            ----

The  following  table   summarizes   information   concerning   outstanding  and
exercisable common stock options under the 2003 and 2005 Plans at May 31, 2006:

                                                 Remaining               Weighted        Number of Options          Weighted
                             Options          Contractual Life           Average              Currently              Average
   Exercise Prices         Outstanding           (in years)          Exercise Price          Exercisable         Exercise Price

$              0.05               350,000                  7.08   $              0.05               350,000   $              0.05
-------------------   -------------------   -------------------   -------------------   -------------------   -------------------
$              0.25             1,000,000                  9.75   $              0.25               250,000   $              0.25
$              0.80                 5,000                  7.17   $              0.80                 5,000   $              0.80
-------------------   -------------------   -------------------   -------------------   -------------------   -------------------
$              1.03                80,000                  7.17   $              1.03                80,000   $              1.03
                      -------------------                                               -------------------
                                1,435,000                         $              0.25               685,000                $ 0.24
-------------------   -------------------   -------------------   -------------------   -------------------   -------------------


Company: Golden Star Resources Led

Source: Extract from 2006 10-KSB


16.  Stock based compensation


Stock Options - We have one stock option plan, the Second Amended and Restated 1997 Stock Option Plan (the "Plan") and options are granted under this plan from time to time at the discretion of the Compensation Committee. Options granted are non-assignable and are exercisable for a period of ten years or such other period as stipulated in a stock option agreement between Golden Star and the optionee. Under the Plan, we may grant options to employees, consultants and directors of the Company or its subsidiaries for up to 15,000,000 shares of common stock. Under the plan we reserved an aggregate of 15,000,000 shares of common stock for issuance pursuant to the exercise of options of which 5,647,150 are available at December 31, 2006. Options take the form of non-qualified stock options, and the exercise price of each option is not less than the market price of our stock on the date of grant. Options typically vest over periods ranging from immediately to four years from the date of grant. Vesting periods are determined at the discretion of the Compensation Committee.
In addition to options issued under the Plan, 2,533,176 options were issued to various employees of St. Jude in exchange for St. Jude options of which 792,000 remain unexercised as of December 31, 2006. All of the remaining unexercised options held by St. Jude employees are vested. All figures shown below include the options issued to St. Jude employees.
Amounts recognized in the statements of operations with respect to the Plan are as follows:


                                                    2006       2005       2004
                                                 ---------   --------  ---------
Total stock compensation cost during the period   $ 1,842     $ 900      $1,400

We granted 1,411,750, 514,000 and 855,000 options under the Plan during the years ended December 31, 2006, 2005 and 2004, respectively. Golden Star does not receive a tax deduction for the issuance of options. As a result we did not recognize any income tax benefit related to the stock compensation expense during the years ended December 31, 2006, 2005 and 2004.
The fair value of options granted during 2006 and 2005 were estimated at the grant dates using the Black-Scholes option-pricing model based on the assumptions noted in the following table:

                                 2006            2005             2004
                           ---------------  ---------------  ---------------
  Expected volatility      50.67 to 63.83%   27.3 to 34.9%        36%
Risk-free interest rate     4.00% to 4.70%  2.75% to 3.50%   3.72% to 4.06%
    Expected lives           4 to 7 years   0.5 to 5 years   3.5 to 5 years
    Dividend yield                0%              0%               0%

In 2006, expected volatilities are based on the mean reversion tendency of the volatility of Golden Star's shares and its peer group. Golden Star uses historical data to estimate share option exercise and employee departure behavior used in the Black-Scholes model; groups of employees that have dissimilar historical behavior are considered separately for valuation purposes. The expected term of the options granted represents the period of time that the options granted are expected to be outstanding; the range given above results from certain groups of employees exhibiting different post-vesting behaviors. The risk-free rate for periods within the contractual term of the option is based on the Canadian Chartered Bank Administered Interest rates in effect at the time of the grant.